Bosco Chiu
Vice President of Finance
Principal Accounting Officer
t 310 410 9600 x52254
boscoc@herbalife.com
Herbalife International of America, Inc.
990 West 190th Street, Suite 650
Torrance, CA 90502
April 21, 2011
John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549
Re:	Your Letter Dated April 8, 2011 (the “Comment Letter”) Regarding Herbalife Ltd. (File No. 001-32381)’s Form 10-K for Fiscal Year End December 31, 2010 Filed February 22, 2011 (the “2010 10-K”)
Dear Mr. Reynolds:
Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.
We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.
For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text. In response to the Comment Letter the Company offers the following:
Form 10-K filed February 22, 2011
Distributor Strategy, page 7
1.
We note in several of your regions, distributors are converting their focus to daily consumption DMOs. In order to provide an investor with a better understanding of your business, please provide us with and confirm in future Exchange Act filings, you will revise your disclosure to provide more clarification of the nature and characteristics of a DM0 and how this differs from your current model.

Company Response:
We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we work with our distributors to globalize best-practice business methods in direct selling to enable our distributors to improve their businesses. We refer to these business methods as Distributor Methods of Operations (“DMOs”). While we support a number of different DMOs, as described on page 7 of the 2010 10-K under the heading “Distributor Strategy,” one of the more popular DMOs is the daily consumption DMO, which is described below. We will include disclosure regarding daily consumption DMOs similar to the following in future Exchange Act filings, including our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011:
Under our traditional DMO, distributors typically sell to their customers on a somewhat infrequent basis (e.g. monthly) which provides less opportunity for interaction with their customers. Under a daily consumption DMO, distributors interact with their customers on a more frequent basis which enables the distributors to better educate and advise customers about nutrition and the proper use of the products and helps promote daily usage as well, thereby helping our distributors grow their businesses.
We also note that in our prior Exchange Act filings we have used the term DMO for both the general concept of “distributor methods of operations” and the more specific “daily methods of operation” or “daily consumption business models.” We will conform our use of these terms in future filings as described above.
Network Marketing Program, page 11
2.
We note in late 2009 (as disclosed on page 12), you revised your sales leader qualification to include an additional optional qualification that allows for a distributor to achieve a sales leader level by personally placing orders with Herbalife that accumulate to 5,000 Volume Points within 12 months. Please tell us how this impacted your sales leader retention in 2010 compared to 2009. Specifically, tell us what percentage of your retention rate for each of your geographic areas was attributed to this change in qualification criteria.

Company Response:
We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the change to our qualification criteria in late 2009 noted by the Staff had no impact on the 2010 retention rate. A distributor who achieves the sales leader level will hold this status until the February following the one-year anniversary of the distributor qualifying as a sales leader, at which point the distributor is subject to the requalification requirements. Because the change to our qualification criteria was effected in late 2009, the earliest the distributors who took advantage of this change to achieve sales leader status for the first time would have been subject to the requalification requirements was February 2011. Therefore, the 2010 retention rate, which reflected the requalification results from February 2010, was not affected by the change to our criteria. We also note that the change had no material impact on the 2011 retention rate as the vast majority of sales leaders that qualified under this change will not need to requalify until February 2012. However, in general we believe that allowing distributors to qualify over a longer period of time will promote success for our sales leaders which, over time, could improve retention rates.

Management’s Discussion and Analysis
Volume Points by Geographic Region, page 50
3.
We note your disclosure that volume points can be a measure of your sales volume as well as of your sales volume trends. In order to provide an investor with a better understanding of your volume points measure, please provide us with and confirm in future Exchange Act filings you will revise to disclose (i) how volume points are assigned (e.g. by $US price, size of product, etc.) and (ii) how this measure relates to changes in product mix (e.g. if a more expensive or lager sized product is assigned more volume points, the overall increase in volume points doesn’t necessarily mean an increase in volume of product being sold).

Company Response:
We note the Staff’s comment, and in response thereto, respectfully advise the Staff that a key non-financial measure we focus on is Volume Points, which is essentially our weighted average measure of product sales volume. Volume Points, which are unaffected by exchange rates or price increases, are used by management as a proxy for sales trends because in general, an increase in Volume Points in a particular geographic region or country indicates an increase in our local currency net sales while a decrease in Volume Points in a particular geographic region or country indicates a decrease in our local currency net sales. We will expand our disclosure regarding Volume Points to include similar information to the following in future Exchange Act filings, including our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011:
We assign a Volume Point value to a product when it is first introduced into the market. The specific number of Volume Points assigned to a product is based on a Volume Point to U.S. dollar ratio that we use for the vast majority of new products. If a product is available in different quantities then the various sizes will have different Volume Point values. If a new product is not introduced in or otherwise expected to be sold in the U.S., we will determine the Volume Point value for that product based on a review of various factors in the regions and countries in which we will market the product, including the Volume Point to local currency ratio of existing products in the relevant countries. In general, once assigned, a Volume Point value is consistent in each region and country and does not change from year to year. The reason Volume Points are used in the manner described above is that the Company uses Volume Points for distributor qualification and recognition purposes and therefore attempts to keep Volume Points for a similar or like product consistent on a global basis.
However, because Volume Points are a function of value rather than product type or size, they are not a reliable measure for product mix. As an example, an increase in Volume Points in a specific country or region could mean a significant increase in sales of less expensive product or a marginal increase in sales of an expensive product.

Gross Margin, page 61
4.
Please provide us with and confirm in future Exchange Act filings you will revise your disclosure here to quantify the impact of underlying variances (e.g. currency fluctuations, price increases, cost savings from your Seed to Feed initiative, supply chain, etc) to be consistent with the information provided in your quarterly earnings conference calls.

Company Response:
We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we will expand our disclosure regarding gross profit as a percentage of net sales to be consistent with the information provided in our quarterly earnings conference calls similar to the following in future Exchange Act filings, including our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011:
Gross profit was $2,175.4 million for the year ended December 31, 2010, as compared to $1,831.4 million for the year ended December 31, 2009. As a percentage of net sales, gross profit for the year ended December 31, 2010 increased to 79.6%, as compared to 78.8% for the same period in 2009, or a net increase of 80 basis points. 108 basis points of the net increase were primarily due to various cost savings initiatives, price increases in certain markets, the favorable impact from foreign currency fluctuations, and changes in country mix. The increase was partially offset by a net decrease of 28 basis points relating to the circumstances surrounding Herbalife Venezuela and Venezuela’s highly inflationary economy, which circumstances are described in detail throughout the 2010 10-K. Specifically, the 28 basis point net decrease resulted from the combination of (i) approximately 50 unfavorable basis points from the impact of remeasuring Herbalife Venezuela’s Bolivar net sales at the less favorable old parallel market rate and the less favorable SITME exchange rate during 2010, as opposed to being measured at the CADIVI official rate during 2009, and (ii) approximately 22 favorable basis points from recognizing a less unfavorable foreign exchange impact of $12.7 million during the year ended December 31, 2010, relating to the incremental U.S. dollar cost of importing finished goods into Venezuela at the unfavorable parallel market rate rather than the CADIVI official rate, as compared to an $18.8 million unfavorable foreign exchange impact recognized during the year ended December 31, 2009.
Liquidity and Capital Resources, page 69
5.
Tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, provide us with the amount of investments that are currently held by your foreign subsidiaries. If material to your liquidity position, please also provide us with and confirm in future Exchange Act filings you will disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Refer to Item 303(a)(l) of Regulation S-K and Section IV of SEC Release 33-8350.

Company Response:
We note the Staff’s comment, and in response thereto, respectfully advise the Staff that in Item 7A, Quantitative and Qualitative Disclosures about Market Risk on page 82 of the 2010 10-K, we disclosed that our cash and cash equivalents held by our foreign (non-U.S.) subsidiaries was $188.2 million as of December 31, 2010. Our foreign subsidiaries did not hold any other significant investments that were recorded on our consolidated balance sheet as of December 31, 2010.
Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350 require disclosure of matters affecting a registrant’s liquidity in any material way. Should we make a determination to remit these cash and cash equivalents from our foreign subsidiaries for the purpose of repatriation of undistributed earnings of foreign subsidiaries, the impact of any tax consequences on the Company’s overall liquidity position would not be material. We also further note that any impact would be mitigated by (i) the Company’s consolidated net positive operating cash flows, as disclosed in the Company’s consolidated statements of cash flows for the years ended December 31, 2010, 2009 and 2008, (ii) the Company’s new $700 million revolving credit facility, recently executed in March 2011, which can be used to fund liquidity needs based on the $520 million of undrawn and available credit as of March 31, 2011, and (iii) the fact that the tax impact associated with the repatriation could be funded by the distribution itself.
Therefore, we do not believe any disclosure is required with respect to any potential tax impact. However, if the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries become material to our liquidity position in the future, we will provide additional appropriate disclosures in future Exchange Act filings.
Financial Statements
Notes to Financial Statements
Note 2 — Basis of Presentation
6.
Please tell us where you record shipping and handling costs and provide us with the amounts for each period presented. If these amounts are not included in costs of sales and are material, please confirm in future Exchange Act filings you will revise to disclose (i) your policy for recording shipping and handling costs and (ii) the amounts for each period presented.

Company Response:
We note the Staff’s comment, and in response thereto, respectfully advise the Staff that in Note 2, Basis of Presentation, under the heading of “Revenue Recognition,” in the notes to consolidated financial statements on page 104 of the 2010 10-K, we disclose that shipping and handling costs paid by the Company are included in cost of sales. The shipping and handlings costs for 2010, 2009 and 2008 were $58 million, $49 million and $48 million, respectively.
Note 12 — Income Taxes, page 124

7.	Tell us how you considered separately disclosing your income before income tax expense for domestic operations in addition to your foreign operations. Refer to Rule 4-08(h) of Regulation S-X.
Company Response:
We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the disclosure required by Rule 4-08(h) of Regulation S-X is included in Note 12, Income Taxes, in the notes to consolidated financial statements and that we separately state domestic, foreign and worldwide income before income tax expense within Note 12. The income before income tax expense generated from U.S. operations is considered income from domestic operations and income before income tax generated from operations in countries other than the U.S. is treated as income from foreign operations.
8.	We note the caption in your effective income tax rate reconciliation for “differences between U.S. and foreign tax rates on foreign income, including withholding taxes.”
Please clarify what the foreign rate differential represents in each of the three years presented. As part of your response, (i) explain how the foreign rate differential is determined in each fiscal year, (ii) identify the significant components of this item and (iii) tell us how this relates to your new tax strategies that were referred to in your quarterly earnings conference calls.
Company Response:
We note the Staff’s comment, and in response thereto, respectfully advise the Staff as follows:
(i)
For each of the last three years, the “differences between U.S. and foreign tax rates on foreign income, including withholding taxes” represents the difference between the actual foreign taxes expensed and the foreign taxes that would have been expensed assuming a hypothetical application of a notional 35% tax rate to our foreign income. This number has increased as our foreign income taxed at rates below the notional 35% tax rate has increased.

(ii)	There are no other significant components within this item other than the computation noted above.
(iii)
The Company performed a comprehensive review in 2010 of its expenses and income related to transfer pricing as part of its on-going tax strategy. This review resulted in changes to our mix of income across tax jurisdictions and an increase in the difference between the notional 35% U.S. tax rate and foreign tax rates on foreign income, including withholding taxes.

9.	Please tell us why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the over $1.4 billion in undistributed earnings.
Company Response:
We note the Staff’s comment and in response thereto, respectfully advise the Staff that it is not practicable to determine the amount of unrecognized deferred tax liability related to the $1.4 billion in undistributed earnings as there is uncertainty regarding the amount of deferred tax liabilities for a substantial portion of these undistributed earnings. The amount of the unrecognized deferred tax liability depends on judgment required to analyze the withholding tax due, the applicable tax law and related tax treaties, and factual circumstances in effect at the time of any such distribution, such as a determination of the tax residencies of the public shareholders of the registrant. Therefore, we believe it is not practicable at this time to reliably determine the amount of the unrecognized deferred tax liability related to the Company’s undistributed earnings.
Exhibits
10.	We note that exhibit 10.35 appears to be missing schedules and exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.
Company Response:
We note the Staff’s comment, and in response thereto, respectfully advise the Staff that, as disclosed in our Current Report on Form 8-K filed on March 9, 2011, we refinanced our long term debt. As a result of that refinancing, exhibit 10.35 to the 2010 10-K is no longer operative. In the Company’s next Quarterly Report on Form 10-Q, this exhibit will be replaced with the Company’s new credit agreement, including all schedules and exhibits thereto.
We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours, HERBALIFE LTD.
By:	/s/ Bosco Chiu
Bosco Chiu
Vice President of Finance Principal Accounting Officer
cc:	Michael O. Johnson, Chief Executive Officer & Chairman Brett R. Chapman, General Counsel & Corporate Secretary John DeSimone, Chief Financial Officer